EXHIBIT C

Computation of Ratio of Earnings to Fixed Charges
Santander BanCorp
As of December 31, 2000

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00
Income before taxes	$ 55,839	$ 90,802	$ 89,942	$100,830	$91,036
Plus: Fixed Charges Interest expense
Deposits	136,400	139,599	133,380	128,216	176,038
Other	32,784	71,364	116,694	177,870	189,562
Total	169,184	210,963	250,074	306,086	365,600
Rental Expense	9,551	5,974	6,451	5,290	5,626
Total Fixed Charges	178,735	216,937	256,525	311,376	371,226
Earnings	234,574	307,739	346,467	412,206	462,262
Ratio of Earnings to Fixed Charges
Including interest on deposits	1.31x	1.42x	1.35x	1.32x	1.25x
Excluding interest on deposits	5.54x	3.98x	2.81x	2.25x	2.37x

Dividend on Preferred Stock (1)	$ 4,568	$ 4,568	$ 2,551	$4,568	$4,567
Tax Rate	18.87%	25.49%	21.83%	20.19%	15.91%
Dividend on Preferred Stock	5,630	6,131	3,263	5,724	5,432
Fixed charges and preferred dividends	184,365	223,068	259,788	317,100	376,658
Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.27x	1.38x	1.33x	1.30x	1.23x
Excluding interest on deposits	4.89x	3.69x	2.74x	2.18x	2.30x

Note: Assumes that the rental expense is representative of the interest factor of such rental expense.
(1) For years prior to 1998, includes the pro-forma preferred stock dividend for the Series A Preferred stock during the periods shown.